UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the period ending  August 31, 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMS HOMECARE INC.
Date: October 25, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer
	By:	/s/ Rani Gill
Rani Gill President and Chief Financial Officer

AMS HOMECARE INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements for the period ending August 31, 2006 of the Company have been prepared by and are the responsibility of the Company’s management and include the selection of appropriate accounting principles, judgments, and estimates necessary to prepare these statements in accordance with Canadian generally accepted accounting principles.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Rani Gill

“Harj Gill”

Rani Gill

Harj Gill

President and Chief Financial Officer

Director and Chief Executive Officer

AMS HOMECARE INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2006

Unaudited - Prepared by Management

AMS Homecare Inc.	Statement 1
Interim Consolidated Balance Sheets
Canadian Funds
Unaudited - Prepared by Management

Assets	August 31 2006	February 28 2006
Current
Receivables (Note 11(a)(c)(d)	$1,957,221	$1,176,052
Inventories	1,627,515	1,566,845
Prepaids	51,106	87,802
Income tax recovery	15,000	15,000
	3,650,842	2,845,699
Plant and equipment (Note 3)	84,547	83,627
Intangible assets (Note 4)	59,527	58,133
	$3,794,916	$2,987,459

Liabilities
Current
Bank demand loan (Note 5)	$1,674,600	$1,513,412
Payables and accruals	285,448	504,920
Current portion of long-term debt (Note 6)	116,599	111,856
	2,076,647	2,130,188

Long-Term debt (Note 6)	632,995	692,572
Due to shareholders (Note 7)	876,607	501,607
	3,586,249	3,324,367

Capital Stock and Shareholders’ Equity (Deficiency)
Share Capital - Statement 2 (Note 8)	2,940,263	2,940,263
Deficit - Statement 2	(2,731,596)	(3,277,171)
	208,667	(336,908)
	$3,794,616	$2,987,459

Commitments (Note 11)

Contingencies (Note 15)

- See Accompanying Notes -

AMS Homecare Inc.	Statement 2
Interim Consolidated Statement of Capital Stock and Shareholders’ Equity (Deficiency)
Canadian Funds
Unaudited - Prepared by Management

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total
Balance - February 28, 2005	46,648,891	$110,400	$209,662	$320,062
Cancellation of shares (Note 8(a))	(76,500)	-	-	-
Shares issued for compensation and damages (Note 8(b))	189,000,000	2,829,863	-	2,829,863
Net loss, year ended February 28, 2006	-	-	(3,486,833)	(3,486,833)
Balance – February 28, 2006	235,572,391	2,940,263	(3,277,171)	(336,908)
Earnings for the period – Statement 3	-	-	545,575	545,575
Balance – August 31, 2006	235,572,391	$2,940,263	$2,731,596	$208,667

- See Accompanying Notes -

AMS Homecare Inc.	Statement 3
Interim Consolidated Statements of Operations
Canadian Funds
Unaudited - Prepared by Management

	2006		2005
	Three Months Ended 31 August	Six Months Ended 31 August	Three Months Ended 31 August	Six Months Ended 31 August
Sales	$2,529,421	$4,817,477	$2,220,403	$4,237,478
Cost of Sales	1,515,938	2,785,114	1,269,463	2,415,886
Gross Margin	1,013,483	2,032,363	950,940	1,821,592

Expenses
Selling
Advertising	45,401	109,080	36,675	91,789
Communication	18,706	33,988	23,993	36,705
Freight and delivery	47,517	97,378	45,547	89,798
Salaries and benefits	165,549	329,344	120,773	239,470
Stationery and supplies	6,460	8,466	2,874	6,059
Travel	20,436	40,354	21,328	53,681
	304,069	618,610	251,190	517,502
General
Amortization	12,010	23,328	11,890	24,121
Bad debts	1,744	1,744	392	1,857
Insurance	17,341	36,247	17,263	32,687
Interest and bank charges	49,252	97,243	37,782	74,347
Interest on long-term debt	31,776	63,263	13,379	27,200
Occupancy	63,714	130,182	55,031	105,198
Office and supplies	23,762	45,777	24,331	38,653
Professional fees	82,949	114,680	105,422	119,157
Public relations	27,493	31,315	3,556	29,350
Salaries and consulting	145,261	274,370	123,090	238,781
Transfer agent and regulatory	18,693	26,409	8,249	13,267
Travel	12,072	23,620	6,862	7,367
	486,067	868,178	407,247	711,985
	790,136	1,486,788	658,437	1,229,487

Operating income	223,347	545,575	292,503	592,105
Income taxes	-	-	20,000	40,000
Earnings for the Period	$223,347	$545,575	$272,503	$552,105

Weighted average common shares

Outstanding	169,313,688	169,313,688	46,648,891	46,648,891

Earnings (loss) per Share - Basic and Diluted	$0.0013	$0.0032	$0.0118	$0.0118

- See Accompanying Notes -

AMS Homecare Inc.	Statement 4
Interim Consolidated Statements of Cash Flows
Canadian Funds
Unaudited - Prepared by Management

	2006		2005
Cash Resources Provided By (Used In)	Three Months Ended 31 August	Six Months Ended 31 August	Three Months Ended 31 August	Six Months Ended 31 August
Operating Activities
Net earnings	$223,347	$545,575	$272,503	$552,105
Amortization of plant and equipment	12,010	23,328	11,890	24,121
Changes in non-cash operating working capital (Note 9)	(581,042)	(1,024,615)	(62,787)	(680,550)
	(345,685)	(455,712)	221,606	(104,324)

Investing Activities
Acquisition of capital assets	(8,526)	(11,823)	(13,717)	(13,717)
Acquisition of intangible assets	(8,257)	(13,819))	(702)	(3,037)
	(16,783)	(25,642)	(14,419)	(16,754)

Financing Activities
Bank demand loan (repayment)	390,099	161,188	(181,671)	171,826
Advance (repayment) of term debt	(27,631)	(54,834)	(25,516)	(50,748)
Advance (repayment) from (to) shareholders	-	375,000	-	-
	362,468	481,354	(207,187)	121,078

Net Decrease in Cash	-	-	-	-
Cash position - Beginning of period	-	-	-	-
Cash Position - End of Period	$-	$-	$-	$-

Supplementary cash flow information

Interest paid	$66,406	$130,068	$43,630	$85,791

Taxes paid	$-	$-	$14,947	$14,947

- See Accompanying Notes -

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2006
Canadian Funds
Unaudited - Prepared by Management

1.   Operations

AMS Homecare Inc. is a corporation incorporated under the Company Act (British Columbia, Canada) on March 5, 1981.  The Company is currently listed on the OTCBB with the symbol AHCKF.  The Company has two subsidiaries, AMS Homecare Canada Inc. and AMS Homecare USA Inc.  AMS Homecare Canada Inc. is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.  AMS Homecare USA Inc. operates as a retail outlet in Bellevue, WA under the trade name 65Plus.

2.   Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as at February 28, 2006.

3.   Plant and equipment

	Cost	Accumulated Amortization	31 August 2006 Net Book Value	28 February 2006 Net Book Value
Automobile	$15,867	$10,250	$5,617	$6,609
Furniture and equipment	41,190	29,207	11,983	11,950
Warehouse equipment	26,663	20,015	6,648	1,837
Leasehold improvements	3,766	696	3,070	3,389
Store fixtures	36,726	6,585	30,141	32,012
Computer hardware and software	95,737	68,649	27,088	27,830
	$219,949	$135,402	$84,547	$83,627

4.   Intangible Assets

	Cost	Accumulated Amortization	31 August 2006 Net Book Value	28 February 2006 Net Book Value
Distribution rights	$50,000	$40,000	$10,000	$15,000
Trademarks and patents	65,865	50,627	15,238	14,515
Financing costs	52,500	36,375	16,125	18,875
Intellectual property	13,042	969	12,073	2,434
Product development costs	13,102	7,011	6,091	7,309
	$194,509	$134,982	$59,527	$58,133

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2006
Canadian Funds
Unaudited - Prepared by Management

5.   Bank Demand Loan

The Company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $2,000,000.  The demand loan bears interest at the Royal Bank prime rate plus 2.75% per annum.  The security includes a first floating charge over all assets, an assignment of inventories and personal guarantees from the President and CEO.  This facility contains certain covenants with respect to debt to tangible net worth.

6.   Long term debt

	August 31, 2006	February 28, 2006
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,158, due November 2007	$78,624	$108,438

Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly instalments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010	$170,970	$195,990

Loan of $500,000, interest at 17% per annum,
repayable over 60 months with no principal
payment until maturity on November 15, 2010	$500,000	$500,000

	$749,594	$804,428

Current portion of long term debt	$116,599	$111,856

	$632,995	$692,572

These loans are secured by a general security agreement from the Company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and the CEO.  These loans contains certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

Principal repayments of the Long term debt are as follows:

August 31, 2007	$116,599
August 31, 2008	62,105
August 31, 2009	50,040
August 31, 2010	20,850
August 31, 2011	500,000

$749,594

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2006
Canadian Funds
Unaudited - Prepared by Management

7.   Due to Shareholders

Advances received from shareholders are due on demand and are unsecured. Shareholders have agreed not to demand repayment in advance of March 1, 2006.  The Company agrees to pay/accrue interest of $3,200 (USD $2,800) per month to the shareholders, an effective rate of 8% per annum.  The additional advance of $375,000 to the Company on April 6, 2006 is unsecured and non-interest bearing until such time as terms and conditions are finalized.

8.   Share Capital

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

On August 31, 2006, at the Annual General Meeting, the Company obtained approval from the shareholders to increase the authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Issued and Fully Paid:

235,572,391 common shares

a)

On December 8, 2005, 76,500 shares were cancelled and returned to treasury.

b)

On January 6, 2006, the Company issued 189,000,000 common shares at a value of $2,829,863.  Of the total, 13,000,000 common shares were issued to the directors, excluding the President and the CEO, for services provided since 2002, 1,150,000 common shares were issued to the employees for compensation and 174,850,000 shares were issued to the President and to the CEO for damages suffered in the reverse-take-over.  (Note 14(c)(d))

Stock Options

The Company has a stock option plan for officers, directors, and employees.  The maximum number of options available for issuance was increased from 8,777,811 to 47,000,000 at the Company’s Annual General Meeting on August 31, 2006.  There were no options issued or outstanding as at August 31, 2006.

Warrants

As at August 31, 2006, there were no warrants outstanding.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2006
Canadian Funds
Unaudited - Prepared by Management

9.   Changes in non-cash operating working capital

	2006		2005
	Three Months Ended August 31	Six Months Ended August 31	Three Months Ended August 31	Six Months Ended August 31

Receivables	$(174,429)	$(781,169)	$(438,712)	$(1,160,918)
Inventories	(479,373)	(60,670)	331,532	395,301
Prepaids	18,452	36,696	46,907	73,365
Payables and accruals	54,308	(219,472)	(7,567)	(13,351)
Income taxes	-	-	5,053	25,053

	$(581,042)	$(1,024,615)	$(62,787)	$(680,550)

10.  Operating Leases

The Company is committed to operating leases for premises and vehicles.  Future minimum payments are as follows:

August 31, 2007	$281,655
August 31, 2008	248,627
August 31, 2009	6,644

$536,926

The Company has committed to increase its facilities in Delta, B.C. by an additional 25,094 square feet from April 2007 until March 2008.  The additional lease costs of $181,932 will be off-set by sub-leasing to existing tenants.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2006
Canadian Funds
Unaudited - Prepared by Management

11.  Commitments

a)

On March 28, 2005, the Company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America.  The terms of the agreement call for Wireless 2000 to deliver a commercial product to the Company within one year.  The Company will pay $350,000 in total over this period for the exclusive distribution rights.  The Company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold.  As at August 31, 2006, the Company has paid a total of $200,000 for the exclusive distribution rights.  These payments are included in receivables as they are refundable and will be repaid if Wireless 2000 fails to deliver a functional commercial quality product.

b)

   On July 5, 2005, the Company announced an agreement to acquire a fifteen percent interest in Vytron Communications (“Vytron”) of Toronto for $1.5 million dollars.  The acquisition is subject to an independent appraisal of the assets of Vytron in addition to certain other conditions.  This acquisition will allow the Company to further its vision of providing improved security and monitoring in Healthcare facilities.  Currently, Vytron has not met certain terms and conditions and the Company is awaiting response from Vytron.

c)

   On July 11, 2005, the Company announced the acquisition of exclusive distribution rights to sell TOTALtrak, Inc.’s (“TOTALtrak”) product line to the healthcare industry in Canada subject to certain terms and conditions.  The distribution rights allow the Company to continue to assemble a range of monitoring assets to further enhance and expand its IER Systems Division.  TOTALtrak is a high-tech Asset Management Company that develops products utilizing state-of-the-art radio frequency identification (RFID) and patent pending multiple range identification (MRID) technologies, global positioning technologies and advanced programming to create TOTAL Asset Management Systems.  Currently, TOTALtrak has not met certain terms and conditions and the Company is attempting to re-negotiate the agreement.  As at August 31, 2006, the company has advanced a total of $17,837 (USD$ 15,500) in order to keep negotiations ongoing.  These advances are included in receivables as they are refundable.

d)

   On February 15, 2006, the Company announced the signing of an exclusive 20-year North American licensing agreement with V, L.L.C. of Richmond, VA to apply Nemesysco’s Layered Voice Analysis (LVA) software technology into the North American residential and residential care security market.  The Company will pay $114,000 (USD $100,000) in total for the exclusive licensing agreement and will also pay a 20% royalty on all Net Profits on Sales of the Residential Security Device.  As at February 28, 2006, the Company has paid a total of $57,800 (USD $50,000).  This payment is included in receivables as the amount is refundable and will be repaid if V, L.L.C does not provide an appropriate working Software Development Kit (SDK) within 30 days of receipt of notice from the Company.

e)

As at August 31, 2006, the Company had outstanding letters of credit for inventory in the amount of $212,983 ($123,962 - February 28, 2006).

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2006
Canadian Funds
Unaudited - Prepared by Management

 12.  Financial Instruments and Risk Management

a)

Fair Value of Financial Instruments

The Company’s financial instruments consist of receivables, bank demand loan, accounts payable, long-term debt, and amounts due to shareholders.  Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

b)

Credit Risk

The Company is subject to credit risk.  To mitigate this, the Company actively manages and monitors its receivables and obtains security where warranted.

c)

Foreign Exchange Risk

The Company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

d)

Interest Rate Risk

Interest on the Company's bank indebtedness and long-term debt is variable based on the lenders' prime rates.  This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

e)

Market Risk

The Company received a cease trade order from the British Columbia Securities Commission on July 10, 2006 as a result of the Company’s auditors not providing their audit opinion letter on the audit of the February 28, 2006 year end financial statements.  The Company has since retained new auditors and is in the process of filing the requisite documentation to have the cease trade order removed.  As for the Company’s OTCBB listing, the year end audited financial statements and the Form 20F annual report were both filed on time.

13.  Economic dependence

Approximately 89% (February 28, 2006 - 86%) of sales are from products provided by the Company's largest supplier with the balance being comprised of other products, patient monitoring services and sales from the Company’s first retail store in Bellevue, WA.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
August 31, 2006
Canadian Funds
Unaudited - Prepared by Management

14.  Related Party Transactions

a)

  The Company advanced $11,196 to WISE, a private business controlled by the CEO, as part of the agreement to share in the revenue from the operations of WISE.  An interim agreement has been entered into and the agreement will be finalized upon completion of the WISE products.

b)

  The Company paid/accrued $18,899 (2005 – $21,583) in interest during the year to the President of the Company on shareholders advances totalling $501,607.  (Note 7)

c)

  The Company issued 174,850,000 common shares at a value of $2,617,997 and paid a total of $799,847 in cash (2005 - $Nil, 2004 - $Nil) to the President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.  (Note 8 and 15)

d)

The Company issued 13,000,000 common shares at a value of $194,647 (2005 - $Nil, 2004 - $Nil) to the current directors of the Company for their services rendered to the Company from the time of its listing on the TSX Venture Exchange in 2002 to date.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties. (Note 8)

e)

  The Company paid and or accrued a total of $156,000 (2005 - $156,000) in management fees to the President and to the CEO in the normal course of operations.

15.  Contingencies

On March 11, 2005, the Company announced that it had filed a Statement of Claim in British Columbia Supreme Court alleging the TSX Venture Exchange and certain of its employees acted deliberately to delay the Company’s reverse takeover (RTO) of Shoprider Canada Mobility Products between August 2000 and February 2002.  Based on the review of disclosure documents obtained from the TSX Venture Exchange in April 2005 by management, the Company will proceed forward with this lawsuit.   During the current fiscal year, the Company paid a total of $3,417,844 in cash and common shares to the President and to the CEO as compensation for some of the damages.  Additional costs may be incurred; however no accrual has been recorded at this point until actual costs can be ascertained.  (Notes 8 and 14(c))

AMS Homecare Inc.

Consolidated Financial Statements for the Six Months Ended August 31, 2006

Management’s Discussion and Analysis

Overview

The following management’s discussion and analysis (MD&A) has been prepared by management and focuses on key statistics from the August 31, 2006 consolidated financial statements and pertains to known risks and uncertainties.  This discussion should be read in conjunction with the Company’s February 28, 2006 audited consolidated financial statements.  The discussions in this MD&A are based on information available as of October 25, 2006.  Additional information on the Company is available through regular filing of press releases, quarterly financial statements and the Annual Information Form on the SEDAR website.

Forward-looking Statement

This document contains certain forward-looking information based on management’s best estimate and the current operating environment.  The forward-looking statements depend on a number of factors and involve risks and uncertainties.  When and if used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for future operations.  Readers are cautioned not to place undue reliance on forward-looking statements.  A number of important factors, as discussed herein, and in our other continuous disclosure documents, could cause actual results to differ materially from those expressed in such forward-looking statements.

Responsibility of Management

The preparation of the financial statements, including the accompanying notes, is the responsibility of management.  Management has the responsibility of selecting the accounting policies used in preparing these statements.  In addition, management’s judgment is required in preparing estimates contained in the financial statements.

Disclosure Controls

An evaluation was performed under the supervision and with participation of the Company’s senior management, including the President and Chief Financial Officer and Chief Executive Officer, of the effectiveness of the Company’s disclosure controls and procedures as of August 31, 2006.  Based on that evaluation, the Company’s management concluded that the Company’s disclosure controls and procedures were effective as of August 31, 2006.

AMS Homecare Inc.

Consolidated Financial Statements for the Six Months Ended August 31, 2006

Management’s Discussion and Analysis

Summary of Quarterly Results ( in $'000)
Quarter	Aug. 31,	May 31,	Feb. 28,	Nov. 30,	Aug. 31,	May 31,	Feb. 28,	Nov. 30,
Ended	2006	2006	2006	2005	2005	2005	2005	2004

Sales	$ 2,529.4	$ 2,288.1	$ 934.6	$ 1,774.2	$ 2,220.4	$ 2,017.1	$ 890.5	$ 1,046.0

Gross profit	$ 1,013.5	$ 1,018.9	$ 243.6	$ 753.8	$ 950.9	$ 870.7	$ 323.1	$ 396.6

Operating income	$ 223.3	$ 322.2	$ (487.8)	$ 15.8	$ 292.5	$ 299.6	$ (241.2)	$ (136.8)

Interest and
amortization	$ 78.4	$ 75.0	$ 96.0	$ 53.8	$ 55.5	$ 54.4	$ 54.9	$ 43.7

Total assets	$ 3,794.9	$ 3,154.8	$ 2,987.5	$ 3,515.2	$ 3,254.8	$ 3,191.9	$ 2,569.9	$ 570.3

Shareholders'
Equity (Deficiency)	$ 208.7	$ (14.7)	$ (336.9)	$ 868.0	$ 872.2	$ 599.7	$ 320.1	$ 20.0

DESCRIPTION OF BUSINESS

The Company is principally in the business of outsourced manufacturing and distributing medical equipment, products and supplies appealing to the self-care base of the homecare sector, with an emphasis on providing assistive mobility devices and medical cushions that satisfy the growing needs of the aging North American population. The Company is expanding its range of product offerings to cover a wide range of safety and daily living items.  In addition to product offerings, the Company has also entered into the business of selling and installing wireless products and services relating to nursing call and emergency alert systems (IER).  The Company’s long-term goals for the business include continued expansion of product offerings and services and expansion into the United States.  During the year, the Company set-up its first retail store called “65 Plus” focused on serving the needs of the elderly and disabled.

AMS Homecare Inc.

Consolidated Financial Statements for the Six Months Ended August 31, 2006

Management’s Discussion and Analysis

DESCRIPTION OF BUSINESS (continued)

In order to improve competitiveness in the field of nursing call and emergency alert systems, the Company has announced the signing of an agreement to acquire the distribution rights to Ultra Wideband (UWB) technology.  In addition to UWB technology, the Company also announced the signing an exclusive licensing agreement with V, L.L.C. to apply Nemesysco’s Layered Voice Analysis (LVA) software technology into the North American residential and residential care security market.  LVA is a computer software-based technology that analyzes the frequencies of the sound waves of a human voice and provides an emotional/psychological analysis of the speaker.  As part of this development program, the Company intends to develop a proprietary hardware telecommunications device with a voice component to incorporate the LVA technology within its existing Integrated Emergency Response (IER) monitoring system and within a general home security system.  The Company will combine the LVA software technology with its hardware platform development efforts to enable a fully integrated telecommunications-based security product for both commercial senior care facility and home residential security applications.

In order to achieve these goals, the Company is attempting to complete financings previously announced and negotiate additional financings.  The Company trades on the OTC Bulletin Board under the symbol (AHCKF).

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Sales for the reporting period ended August 31, 2006 consisted of scooters, power chairs, scooter accessories, daily living aids, cushions, disposables, and IER monitoring services.  Sales of scooters and scooter accessories are seasonal with the peak season running from May to September.  Sales for the six months ended August 31, 2006 increased by 13% to $4,817,477 as compared to $4,237,478 for the same period in the previous year.  Sales for the three months ended August 31, 2006 also increased by 13% to $2,529,421 as compared to $2,220,403 for the same period in the previous year.  This increase is a result of higher volume of existing products and sales from the IER monitoring services.  Sales from the Company’s retail store were negligible for the reporting period.  For the six months ended August 31, 2006, 89% of the total sales were from scooters, power chairs and scooter accessories.

Gross profit increased by 6% from $1,013,483 from $950,940 for the three months ended August 31, 2006 and by 11% from $1,821,592 to $2,032,363 for the six months ended August 31, 2006 as compared to similar periods in the previous year.  Gross profit as a percentage of sales was 42% for the six months ended August 31, 2006 as compared to 43% for the same period last year.  For the three months ended August 31, 2006, gross profit as a percentage of sales was 40% as compared to the same period in the previous year.  The decline in gross profit as a percentage of sales is due competitive pricing offered to customers in order to increase volume during the peak season of May to September.

AMS Homecare Inc.

Consolidated Financial Statements for the Six Months Ended August 31, 2006

Management’s Discussion and Analysis

Results of Operations (continued)

Selling expenses as a percentage of net sales for the three and six months ended August 31, 2006 was 12% and 13%, respectively, compared to 11% and 12% in the same periods last year.  The overall dollar amount increased by $52,879 for the quarter and $101,108 for the year to date compared to the same periods a year ago.  The year to date increase is comprised of higher advertising, delivery and salaries costs and if off-set by lower travel and communication costs.  Advertising and salaries costs are higher due to the addition of the retail store in Bellevue, WA that opened in November 2005.

General and administrative costs as a percentage of net sales for the three and six months ended August 31, 2006 were 19% and 18%, respectively, compared to 18% and 17% in the same periods a year ago.  The overall dollar amount increased by $78,820 for the quarter and $156,193 for the year to date compared to the same periods a year ago.  The increase in insurance, office, and occupancy costs of $35,668 for the six months ended August 31, 2006 are due to the opening of the retail outlet in the United States.  Interest and bank charges increased by $61,047 for the six months ended August 31, 2006.  Of this increase, $24,984 is interest paid on additional long-term debt funds totaling $500,000 received in November 2005 from the Business Development Bank of Canada.  The balance of the increase is due to the increase in the existing bank credit facility with the Royal Bank of Canada.  Salaries and consulting costs increased by $35,589 year to date as a result of additional programming staff hired for the development of the Layered Voice Analysis (“LVA”) technology and the integration of this technology with the Company’s existing IER monitoring system.  Public company related costs of transfer agent and regulatory and travel costs increased by $29,395 for the six months ended August 31, 2006 as compared to the same period last year as the Company focused its efforts in attracting investor interest.

Operating income decreased by $69,156 for the quarter ended August 31, 2006 to $223,347 compared to $292,503 for the same quarter last year.  Year to date operating income decreased by $46,530 to $545,575 as compared to $592,105 for the same period last year.  The quarter to date and year to date increase is decrease is primarily attributable to the higher salaries, office, and occupancy costs of the Company’s retail store in Bellevue, WA.

AMS Homecare Inc.

Consolidated Financial Statements for the Six Months Ended August 31, 2006

Management’s Discussion and Analysis

Financial Condition

The company continued to finance its operations principally through cash generated by the business, credit facility from a Canadian chartered bank, shareholder advances and funds obtained from the Term debt.  The company’s bank borrowings and the Term debt contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities.  As of August 31, 2006, the company was in compliance with all covenant requirements.  The Company is continuing to attempt to recover from the damages that it experienced as a result of the unnecessary and improper delays in the completion of the Reverse Takeover, amongst other damages, instigated by the TSX Venture Exchange and the corresponding lawsuit..  To this end, the company is actively pursuing other subordinate debt and equity financing arrangements.

As at August 31, 2006, total working capital for the Company was $1,574,195 compared to $715,511 as at February 28, 2006, representing an increase of $858,684.  The increase in accounts receivable of $781,169 is a reflection of higher sales during the reporting.  The increase in accounts receivable was off-set by a decrease in payables and accruals.

Year to date operating activities resulted in cash outflows of $455,712 compared to outflows of $104,324 for the same period last year.  This increase in cash outflows is attributable to changes in working capital accounts of accounts receivable, inventory, prepaids, and accounts payable.

Year to date cash flows utilized by investing activities were $25,642 compared to $16,754 for the same period in the previous year.  This increase is comprised primarily of investment in store fixtures for the retail outlet and the investment in the further software development of the IER monitoring system.

Year to date cash flows from financing activities were $481,354 compared to $121,078 for the same period last year.  These cash flows were comprised of proceeds from the bank credit facility and advances from the shareholders of $375,000 and were offset by the principal repayment of the long-term debt.

AMS Homecare Inc.

Consolidated Financial Statements for the Six Months Ended August 31, 2006

Management’s Discussion and Analysis

Operating Leases

The Company is committed to operating leases for premises and vehicles.

Future minimum payments are as follows:

August 31, 2007	$281,655
August 31, 2008	248,627
August 31, 2009	6,644

$536,926

The Company has committed to increase its facilities in Delta, B.C. by an additional 25,094 square feet from April 2007 until March 2008.  The additional lease costs of $181,932 will be off-set by sub-leasing to existing tenants.

Commitments

a)

On March 28, 2005, the Company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America.  The terms of the agreement call for Wireless 2000 to deliver a commercial product to the Company within one year.  The Company will pay CDN$350,000 in total over this period for the exclusive distribution rights.  The Company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold.  As at August 31, 2006, the Company has paid a total of $200,000 for the exclusive distribution rights.  These payments are included in receivables as they are refundable and will be repaid if Wireless 2000 fails to deliver a functional commercial quality product.

b)

On July 5, 2005, the Company announced an agreement to acquire a fifteen percent interest in Vytron Communications of Toronto for $1.5 million dollars CDN.  The acquisition is subject to an independent appraisal of the assets of Vytron in addition to certain other conditions.  This acquisition will allow the Company to further its vision of providing improved security and monitoring in Healthcare facilities.  As at August 31, 2006, Vytron has not met certain terms and conditions and the Company is attempting to continue the due diligence on Vytron.

c)

On July 11, 2005, the Company announced the acquisition of exclusive distribution rights to sell TOTALtrak, Inc.’s product line to the healthcare industry in Canada subject to certain terms and conditions.  The distribution rights allow the Company to continue to assemble a range of monitoring assets to further enhance and expand its IER Systems Division.  TOTALtrak is a high-tech Asset Management Company that develops products utilizing state-of-the-art radio frequency identification (RFID) and patent pending multiple range identification (MRID) technologies, global positioning technologies and advanced programming to create TOTAL Asset Management Systems.  As at August 31, 2006, TOTALtrak has not met certain terms and conditions and the Company is attempting to re-negotiate the agreement.  The Company has advanced a total of $17,837 (USD $15,500) to TOTALtrak in order to keep negotiations ongoing.  These advances are included in receivables as they are refundable.

AMS Homecare Inc.

Consolidated Financial Statements for the Six Months Ended August 31, 2006

Management’s Discussion and Analysis

Commitments (continued)

d)

On February 15, 2006, the Company announced the signing of an exclusive 20-year North American licensing agreement with V, L.L.C. of Richmond, VA to apply Nemesysco’s Layered Voice Analysis (LVA) software technology into the North American residential and residential care security market.  The Company will pay $114,000 (USD $100,000) in total for the exclusive licensing agreement and will also pay a 20% royalty on all Net Profits on Sales of the Residential Security Device.  As at August 31, 2006, the Company has paid a total of $57,800 (USD $50,000).  This payment is included in receivables as the amount is refundable and will be repaid if V does not provide an appropriate, working Software Development Kit (SDK) within 30 days of receipt of notice from the Company.

e)

As at August 31, 2006, the Company has outstanding letters of credit for inventory in the amount of $212,983 ($123,962 - February 28, 2006).

Related Party Transactions

a)

The Company has agreed to enter into an agreement with WISE, a Company controlled by the CEO.  As at August 31, 2006, a total of $11,196 was provided to WISE as part of the agreement to share in the revenue from the operations of WISE.   An interim agreement has been entered into and the agreement will be finalized upon completion of the WISE products.

b)

The Company paid $18,899 (2005 – $21,583) in interest during the period to the President of the Company on shareholders advances totalling $501,607.

c)

The Company issued 174,850,000 common shares at a value of $2,617,997 and paid a total of $799,847 in cash (2005 - $Nil) to the President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.

d)

The Company issued 13,000,000 common shares at a value of $194,647 (2005 - $Nil) to the current directors, excluding the President and the CEO, for their services rendered to the Company form the time of its listing on the TSX Venture Exchange in 2002 to date.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.

e)

The Company paid and or accrued a total of $156,000 (2006 - $156,000) in management fees during the period to the President and to the CEO in the normal course of operations.

AMS Homecare Inc.

Consolidated Financial Statements for the Six Months Ended August 31, 2006

Management’s Discussion and Analysis

Share Capital

Authorized

300,000,000 common shares without par value

200,000,000 preference shares without par value

On August 31, 2006, at the Annual General Meeting, the Company obtained shareholder approval from the shareholders to increase the authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Issued and Fully Paid

235,572,391 common shares

On December 8, 2005, 76,500 shares were cancelled and returned to treasury.

On January 6, 2006, the Company issued 189,000,000 common shares at a value of $2,829,863.  Of the total, 13,000,000 common shares were issued to the directors, excluding the President and the CEO, for services provided since 2002, 1,150,000 common shares were issued to the employees for compensation and 174,850,000 common shares were issued to the President and to the CEO for damages suffered in the reverse-take-over.

Stock Options

The Company has a stock option plan for officers, directors and employees.  The maximum number of options available was increased from 8,777,811 to 47,000,000 at the Company’s Annual General Meeting on August 31, 2006.   There were no options issued or outstanding as at August 31, 2006.

Warrants

As a August 31, 2006, there were no warrants outstanding.

AMS Homecare Inc.

Consolidated Financial Statements for the Six Months Ended August 31, 2006

Management’s Discussion and Analysis

Risk Management

The Company is exposed to a variety of risk areas.  These include market conditions, financing costs, competition and the ability to expand.

The sale of certain products is subject to reimbursement polices by various government agencies such as ADP in Ontario and AADL in the Alberta.  While the total sales in these regions are not significant in comparison to sales in other provinces, there is a risk that changes in reimbursement policies could affect future growth in sales.  The Company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest on the Company’s bank indebtedness and long-term debt is variable based on the lenders’ prime rates.  This exposes the Company to the risk of changing interest rages that may have an effect on its earnings in future periods.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

The Company faces risk from its competition.  In order to mitigate this risk, the Company is attempting to diversify its product and service offerings, maintaining and strengthening its long-term relationships with new and existing customers.

The Company’s future growth is dependent on its ability to secure additional financing.  Although management is actively pursuing other financing arrangements, there is no assurance that the Company will be able to close these financing deals.

The Company received a cease trade order from the British Columbia Securities Commission on July 10, 2006 as a result of the Company’s auditors not providing their audit opinion letter on the February 28, 2006 financial statements.  The Company has since retained new auditors and is in the process of filing the requisite documentation to have the cease trade order removed.  As for the Company’s OTCBB listing, the year end audited statements and the Form 20F annual report were both filed on time.

FORM 52-109F2 - AMENDED

I, Harj Gill, Director and Chief Executive Officer, certify that:

1)

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the interim period ending August 31, 2006.

2)

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3)

Based on my knowledge, the interim financial statements together with other financial information included in the interim filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the interim filings.

4)

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have”

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared:, and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5)

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

October 25, 2006

/s/ Harj Gill

Harj Gill

Director and Chief Executive Officer

FORM 52-109F2 - AMENDED

I, Rani Gill, President and Chief Financial Officer, certify that:

1)

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the interim period ending August 31, 2006.

2)

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3)

Based on my knowledge, the interim financial statements together with other financial information included in the interim filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the interim filings.

4)

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have”

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared:, and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5)

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

October 25, 2006

/s/ Rani Gill

Rani Gill

President and Chief Financial Officer

AMS Homecare Inc.

1360 Cliveden Avenue

Delta, BC, V3M 6K2

October 25, 2006

To:

All Applicable Commission & Exchanges

Dear Sirs:

Subject:

AMS Homecare Inc.

We confirm that the following material was sent by pre-paid mail to the registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements:

•

Form 51-901F Quarterly Report Schedule A for the quarter ended August 31, 2006

•

Form 51-901F Quarterly Report Schedules B&C for the quarter ended August 31, 2006

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours Truly,

/s/ Rani Gill

Rani Gill

President